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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 7 2015
WASH. D.C.
201



15048062

SEC FILE NUMBER
8- 67094

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frontegra Strategies, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Skokie Blvd., Suite 500
_____
                                    (No. and Street)

Northbrook   IL   60062
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Forsyth, III   847-509-9860
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
_____
        (Name – if individual, state last, first, middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, William D. Forsyth, III _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontegra Strategies, LLC _____ , as of December 31 _____ , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of Illinois
County of Cook
Signed and affirmed to before me on
February 25, 2015

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frontegra Strategies, LLC

Financial Report
with Supplementary Information
Year Ended December 31, 2014

Frontegra Strategies, LLC

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

plante
moran

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

We have audited the accompanying financial statements of Frontegra Strategies, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014 and the related statements of income and member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Frontegra Strategies, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Frontegra Strategies, LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the accompanying supplementary information as indicated in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information has been subjected to audit procedures performed in conjunction with the audit of Frontegra Strategies, LLC's financial statements. The supplemental information is the responsibility of Frontegra Strategies, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

February 25, 2015



Frontegra Strategies, LLC

Current Assets		
Cash	$	388,951
Customer receivables		429,493
Prepaid expenses		33,851
Total assets	**$**	**852,295**
Current Liabilities - Accrued expenses	$	588
Member's Equity		851,707
Liabilities and Member's Equity	**$**	**852,295**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended December 31, 2014

Revenue - Fees	$ 1,434,006
Expenses	
Professional fees	28,250
Insurance	1,764
State registration and filing fees	40,922
Office	5,991
Salaries and payroll taxes	506,427
Total expenses	583,354
Net Income	850,652
Member's Equity - Beginning of year	501,055
Member's Distributions	(500,000)
Member's Equity - End of year	$ 851,707

Frontegra Strategies, LLC

Cash Flows from Operating Activities		
Net income	$	850,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in:		
Receivables - Customers		(115,257)
Prepaid expenses		(1)
Accrued expenses		588
Net cash provided by operating activities		735,982
Net Cash used in Financing Activities - Member's distributions		(500,000)
Net Increase in Cash		235,982
Cash - Beginning of year		152,969
Cash - End of year	$	388,951

Frontegra Strategies, LLC

Note 1 - Industry Operations

Frontegra Strategies, LLC (formerly known as Frontegra Alternative Strategies, LLC) (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company is exempt from the reporting requirements under Rule 15c3-3(k)(2)(i).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company – As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Receivables – Customers – Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and

Frontegra Strategies, LLC

Note 2 - Summary of Significant Accounting Policies (Continued)

identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition – Revenue is realized from fees for services provided, or as a percentage of the fees earned on securities raised. These fees are recognized as earned or when the related deal is consummated.

Income Taxes – The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings.

Accordingly, the financial statements do not reflect a provision for income taxes.

The Company has no uncertain tax positions and is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2011.

Frontegra Strategies, LLC

Notes to Financial Statements
December 31, 2014

Note 2 - Summary of Significant Accounting Policies (Continued)

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2014, the Company had net capital of $388,363, of which $363,363 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.0015 to 1.

7

Frontegra Strategies, LLC

Note 4 - Major Customer

In 2014, revenues from one customer amounted to 100 percent of the Company's fee revenue. The amount of fee revenue from this customer was $1,434,006. The receivable balance for this customer was $428,683 as of December 31, 2014.

Supplementary Information

Frontegra Strategies, LLC

Total members' equity	$	851,707
Deductions and/or Charges		
Nonallowable assets/liabilities:		
Accounts receivable		429,493
Prepaid expenses		33,851
Net capital		388,363
Net Capital Requirement		25,000
Excess net capital		363,363
Aggregate Indebtedness	$	588
Ratio of Aggregate Indebtedness to Net Capital		0.0015 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2014.

The Company claimed an exemption from Rule 15c3-3 under paragraph (k)(2)(i). Therefore, the Company has omitted the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3."

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.



Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Frontegra Strategies, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontegra Strategies, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Frontegra Strategies, LLC stated that Frontegra Strategies, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontegra Strategies, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontegra Strategies, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, IL
February 25, 2015





FRONTEGRA STRATEGIES, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2014

We, as members of management of Frontegra Strategies, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3: (k)(2)(i).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Frontegra Strategies, LLC

William D. Forsyth III, President

FronTegra Strategies, LLC
400 Skokie Boulevard – Suite 500 - Northbrook, IL 60062-7905
phone 847-509-9860 fax 847-509-9845 - www.frontierpartners.com
Our investment professionals are registered representatives with FronTegra Strategies, LLC, a registered securities broker-dealer and a member of the FINRA and SIPC. Any investment product offered by FronTegra Strategies, LLC is:
Not FDIC | Insured Not Bank Guaranteed | May Lose Value

**plante
moran**

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Accountant's Agreed-upon Procedures Report
On Schedule of Assessment and Payments (Form SIPC-7)

To the Member
Frontegra Strategies, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Frontegra Strategies, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Frontegra Strategies, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Frontegra Strategies, LLC's management is responsible for Frontegra Strategies, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts presented in the audited financial statements of Frontegra Strategies, LLC for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 25, 2015



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before compiling this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
19*19**********2691*****************MIXED AADC 220
067094   FINRA   DEC
FRONTEGRA STRATEGIES LLC
400 SKOKIE BLVD STE 500
NORTHBROOK IL 60062-7905
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0992

2. A. General Assessment (item 2e from page 2) $ _1779_

   B. Less payment made with SIPC-6 filed (exclude interest)   _824_

   July 28, 2014
   Date Paid

   C. Less prior overpayment applied

   D. Assessment balance due or (overpayment)   _955_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _955_

   H. Overpayment carried forward $ _____

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the _22_ day of _January_, 20 _15_.

Frontegra Strategies LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

$ 1,434,006

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading account.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

722,542

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

722,542

2d SIPC Net Operating Revenues

$ 711,464

2e General Assessment @ .0025

$ 1,779

(to page 1, line 2.A.)

2